McGuireWoods LLP

901 East Cary Street

Richmond, Virginia 23219

December 9, 2004

By EDGAR and Facsimile

H. Christopher Owings

Assistant Director

Mail Stop 0308

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Dominion Resources, Inc.

Registration Statement on Form S-4 filed November 10, 2004

File No. 333-120339

Schedule TO-I filed November 10, 2004

File No. 005-78036

Dear Mr. Owings:

This is in response to your letter of December 7, 2004 to Patricia A. Wilkerson with respect to the above-referenced filings.

We have set forth below the comments in your letter of December 7, with the Company’s responses following.

Description of the New Notes, Page 37

1.	We have read your response to our previous comment 19. Please supplementally address the following matters.

Accounting Treatment for the New Notes

•	Please support your assertion that the New Notes meet the criteria of Instrument C as defined in EITF 90-19. Specifically, it does not appear that you may satisfy the conversion spread (the excess conversion value over the accreted value) in either cash or stock. It appears that you must exchange stock, other than fractional shares, for the conversion value.

RESPONSE:

Under the terms of the New Notes, the Company is obligated to issue common stock (other than fractional shares) to settle the conversion spread rather than having a choice of settling the conversion spread in either cash or stock.

EITF 90-19 considered three types of debt instruments that are convertible into a fixed number of common shares. For Instrument A, the issuer must satisfy its obligation upon conversion entirely in cash. For Instrument B, the issuer may satisfy the entire obligation upon conversion in either stock or cash. For Instrument C, the issuer must satisfy the accreted value of the obligation in cash and “may satisfy the conversion spread . . . in either cash or stock.” In its analysis of instrument terms and resulting consequences on accounting treatment, the Company concluded that the definition of Instrument C would include an instrument with a conversion feature that required the issuer to settle the conversion spread (other than fractional shares) entirely in stock.

Your question suggests that the Staff has read the words “may satisfy the conversion spread . . . in either cash or stock,” to literally require that the terms of the instrument provide the issuer a choice regarding the form of the settlement for the conversion spread. The Company has considered the implications of that alternative construction on its accounting conclusions and has determined that it would not result in any changes.

Even if the New Notes are viewed as not qualifying under the EITF 90-19 definition for Instrument C, the Company has concluded that the terms of the New Notes should be viewed as substantially similar to those of Instrument C. For this purpose, the Company considered the one term that is different—the obligation to settle the conversion spread in stock rather than the issuer having a choice to settle in either cash or stock—in the context of the accounting issues to be evaluated and the potential impact attributable to that one difference on conclusions about accounting treatment. As a result, the Company’s discussion of its accounting treatment would require no substantive changes.

Furthermore, even if the Company did not analogize to the specific guidance applicable to Instrument C, its conclusions about accounting treatment would remain unchanged. In the November 10, 2004 response to Comment No. 19, the Company addressed the Staff’s questions about the accounting treatment for the New Notes and cited accounting literature to support its conclusions. Those citations would continue to be relevant as summarized below:

Accounting Considerations For New Notes Time of Issuance

•	Evaluation of the conversion feature as an embedded derivative

Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, and EITF 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock. Although the net-share settlement conversion feature in the New Notes represents an embedded derivative, it should not be bifurcated and accounted for separately because it would qualify for classification as an equity instrument, if it were a freestanding instrument.

•	EPS calculations

EITF 04-8, The Effect of Contingently Convertible Debt on Diluted Earnings Per Share. The if-converted method should be used to determine the potential incremental shares represented by the conversion feature of the New Notes to be considered in the diluted EPS calculation.

•	Contingent beneficial conversion rights

EITF 98-5, Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios, and EITF 00-27, Application of Issue No. 98-5 to Certain Convertible Instruments. At issuance, the New Notes will not contain any beneficial conversion features.

•	Balance sheet classification.

SFAS No. 133 and EITF 00-19. Upon completion of the exchange of New Notes for Old Notes, the Company would continue to report $220 million of aggregate principal in long-term debt on its Consolidated Balance Sheet.

Accounting for the Conversion Feature at the Time the Sales Price Condition is Satisfied

EITF 00-19. Since the conversion spread would be settled by issuing stock, the settlement of the embedded equity instrument should not be considered in the settlement of the debt component of the New Notes and instead should follow the guidance provided by EITF 00-19.

* * * * * *

•	Please support your assertion that the New Notes met the additional criteria set forth in paragraphs 20 and 21 of EITF 00-19 requiring that the contract contain an explicit limit on the number of shares to be delivered in a share settlement. Based on the description of payment, as detailed on page 40 of the registration statement, it appears that the number of shares to be issued upon conversion is dependent upon the five-day weighted average price of your common stock. Therefore, the number of shares to be exchanged upon conversion is variable and you may not have sufficient authorized and unissued shares available to settle the New Notes.

RESPONSE:

As stated under “Description of the New Notes—Conversion Rights” (page 37 of the prospectus dated November 10, 2004; page 39 of the prospectus included in Amendment No. 1): “Subject to the conditions and during the periods described below, holders may convert each of their New Notes into an amount of cash and stock equal to 13.5865 shares of common stock per $1,000 principal amount of New Notes.” The conversion value per $1,000 of New Notes is equal to the conversion rate (currently the 13.5865 shares referenced in the preceding sentence) multiplied by the Five Day Weighted Average Price. The number of shares (plus cash in lieu of fractional shares) to be delivered is then equal to the conversion value less the $1,000 principal return, divided by the Five Day Weighted Average Price. Since the conversion value is determined by multiplying the conversion rate by the Five Day Weighted Average Price, and the number of shares to be delivered is also determined by the Five Day Weighted Average Price, the number of shares to be delivered can never exceed the conversion rate, no matter what the stock price may be. In other words, the formula for determining the number of issuable shares results in a mathematical limit for the number of issuable shares, since the reference share price (i. e., the Five Day Weighted Average Price) is included in both the numerator and the denominator of the formula.

To take an example, assuming the conversion of one New Note if the Five Day Weighted Average Price were $1,000 per share, the conversion value would be $13,586.50 (13.5865 x $1,000). Upon conversion, the holder would receive $1,000 in principal return; 12 shares of common stock (valued at $12,000); and $586.50 in lieu of a fractional share. (Conversely, if the stock price is $73.60 or less, the holder would receive only cash by way of principal return.)

The Company has already reserved a sufficient number of shares to cover conversion in full of the Old Notes (which have the same conversion rate and did not include the “return of principal” feature). This reservation will remain in place; therefore, no matter what the stock price may be, there should be no issues associated with having an insufficient number of authorized and unissued shares available to settle the New Notes. In addition, the Company understands that the EITF 00-19 conditions for equity classification, including an explicit limit on the number of shares to be delivered in a share settlement of the contract, must be satisfied on an ongoing basis each reporting period.

Based on the foregoing, the Company does not believe any further amendment to the registration statement is necessary.

If you have any questions, please contact me at 804-775-1181 or Karl Strait at 804-775-1133. If you wish to discuss the response to accounting comments, we will make arrangements for you to speak with appropriate Dominion accounting personnel.

Sincerely,

/s/ D. Michael Jones

D. Michael Jones

cc:	Will Hines

Mark O. Webb